SingTel

08003885

3 July 2008

SEC Mail Processing Section
JUL 17 2008
Washington, DC
106

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and ASX Limited for the period 23 June 2008 to 27 June 2008.

Our SEC file number is 82-3622.

Yours faithfully

Choo Wei Pin
Assistant General Counsel

Encs

PROCESSED
JUL 23 2008
THOMSON REUTERS

7/21

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Washington, DC
106

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	27-Jun-2008 07:31:11
Announcement No.	00005

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement on acquisition of Globe Telecom, Inc. shares
Description	
Attachments	388-sgx.pdf Total size = **20K** (2048K size limit recommended)

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ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	27-Jun-2008
Time	09:36:58
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Announcement on acquisition of Globe Telecom, Inc. shares

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	26-Jun-2008 12:31:11
Announcement No.	00017

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 26-06-2008

2. Name of Director * — Chua Sock Koong

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 26-06-2008

2. Name of Registered Holder — Chua Sock Koong

3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Award of up to 1,123,464 ordinary shares in SingTel pursuant to the SingTel performance Share Plan, subject to certain performance conditions (see Annexes 1 and 2 attached) being met and other terms and conditions.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	1,984,825
As a percentage of issued share capital	0.0125 %

No. of Shares which are subject of this notice	0
As a percentage of issued share capital	0 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0
No. of Shares held after the change	1,984,825
As a percentage of issued share capital	0.0125 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	1,984,825	7,087,442
As a percentage of issued share capital	0.0125 %	0.0445 %
No. of shares held after the change	1,984,825	8,210,906
As a percentage of issued share capital	0.0125 %	0.0516 %

Footnotes

Note: The deemed interest of 8,210,906 ordinary shares includes:
(i) 4,780,283 ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 28,137 ordinary shares held by Lee Swee Kiat, spouse of Chua Sock Koong; and
(iii) an aggregate of up to 3,402,486 ordinary shares in SingTel awarded to Chua Sock Koong pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Chua Sock Koong holds options to subscribe for 1,584,000 unissued ordinary shares in SingTel pursuant to the Singapore Telecom Share Option Scheme 1999.

Attachments

DecForm-csk-2008award-ann1and2.pdf
Total size = **62K**
(2048K size limit recommended)

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Performance Conditions

In respect of 670,584 shares (the "General Award"), vesting is subject to the rules of the SingTel Performance Share Plan and other terms and conditions, including the performance criteria set out below.

The performance criteria will be based on SingTel's Total Shareholders' Return (TSR in %) as compared to that of other companies in the MSCI Asia-Pacific Telco Index ("Index"), as follows:

(a) Half of the General Award is subject to the following performance conditions:

TSR (%) Ranking of SingTel against the Index for the period 1 Apr 08 to 31 Mar 11	% of performance shares under this paragraph (a) to be vested
80th – 100th percentile	100%
70th – 79th percentile	90%
60th – 69th percentile	70%
50th – 59th percentile	50%
< 50th percentile	0%

(b) The remaining half of the General Award is subject to the following performance conditions:

SingTel's TSR (%) for the period from 1 Apr 08 to 31 Mar 11	% of performance shares under this paragraph (b) to be vested
≥ 2 ℵ	100%
1.9 ℵ to 1.99 ℵ	95%
1.8 ℵ to 1.89 ℵ	90%
1.7 ℵ to 1.79 ℵ	85%
1.6 ℵ to 1.69 ℵ	80%
1.5 ℵ to 1.59 ℵ	75%
1.4 ℵ to 1.49 ℵ	70%
1.3 ℵ to 1.39 ℵ	65%
1.2 ℵ to 1.29 ℵ	60%
1.1 ℵ to 1.19 ℵ	55%
ℵ to 1.09 ℵ	50%
0.9 ℵ to 0.99 ℵ	25%
< 0.9 ℵ	0%

ℵ = TSR (%) of the MSCI Asia-Pacific Telco Index for the period from 1 April 2008 to 31 March 2011

The performance shares were valued adopting a Monte-Carlo simulation methodology. The fair value of the General Award, based on such simulation as at 1 April 2008 (being the start of the performance period), was S$1.994 per share.

Performance Conditions

In respect of 452,880 shares (the "Senior Management Award"), vesting is subject to the rules of the SingTel Performance Share Plan and other terms and conditions, including the performance criteria set out below. The average Return on Invested Capital ("ROIC") target is 20.6% for the performance period 1 April 2008 to 31 March 2011 and the targeted increase in ROIC is 1.7% over the performance period ("Targeted Increase"). The targeted increase is measured against the ROIC for FY07/08 of 18.9%.

(a) The vesting of the performance shares under the Senior Management Award shall depend on the extent to which the Targeted Increase has been achieved, as follows:

   (i) Where less than 75% of the Targeted Increase is achieved, no performance shares shall vest.

   (ii) Where 75% or more but less than 100% of the Targeted Increase is achieved and subject to paragraph (b) below, the performance shares shall vest to the same extent in percentage terms as the percentage to which the Targeted Increase has been achieved. For example, where 90% of the Targeted Increase has been achieved, 90% of the performance shares shall vest.

   (iii) Where the Targeted Increase is achieved or exceeded and subject to paragraph (b) below, 100% of the performance shares shall vest.

(b) The Senior Management Award will only vest if all or part of the General Award vests.

The performance shares were valued adopting a Monte-Carlo simulation methodology. The fair value of the Senior Management Award, based on such simulation as at 1 April 2008 (being the start of the performance period), was S$2.2144 per share.

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

ASX
AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	26-Jun-2008
Time	14:39:18
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Change in Interest of Director

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Chua Sock Koong
Date of last notice	2 June 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	

+ See chapter 19 for defined terms.

E :FORMS/ASX/APP3Y-CSK(2008award)

No. of securities held prior to change	1,984,825 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 4,780,283 ordinary shares – held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Singapore Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust.
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	1,984,825 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 4,780,283 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	No change

Part 2 – Change of director's interests in contracts

+ See chapter 19 for defined terms.

Detail of contract	Letter of Offer dated 4 June 2008 from SingTel to Chua Sock Koong relating to the awards to Chua Sock Koong of up to a total of 1,123,464 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions (see Annexes 1 and 2 attached) being met and other terms and conditions.
Nature of interest	Contingent right to a total of up to 1,123,464 ordinary shares in SingTel in the future.
Name of registered holder (if issued securities)	
Date of change	26 June 2008
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	Up to 1,123,464 ordinary shares in SingTel, subject to certain performance conditions (see Annexes 1 and 2 attached) being met and other terms and conditions.
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	Up to 3,402,486 ordinary shares in SingTel, subject to certain performance conditions being met and other terms and conditions.

+ See chapter 19 for defined terms.

Performance Conditions

In respect of 670,584 shares (the "General Award"), vesting is subject to the rules of the SingTel Performance Share Plan and other terms and conditions, including the performance criteria set out below.

The performance criteria will be based on SingTel's Total Shareholders' Return (TSR in %) as compared to that of other companies in the MSCI Asia-Pacific Telco Index ("Index"), as follows:

(a) Half of the General Award is subject to the following performance conditions:

TSR (%) Ranking of SingTel against the Index for the period 1 Apr 08 to 31 Mar 11	% of performance shares under this paragraph (a) to be vested
80th – 100th percentile	100%
70th – 79th percentile	90%
60th – 69th percentile	70%
50th – 59th percentile	50%
< 50th percentile	0%

(b) The remaining half of the General Award is subject to the following performance conditions:

SingTel's TSR (%) for the period from 1 Apr 08 to 31 Mar 11	% of performance shares under this paragraph (b) to be vested
≥2 ℵ	100%
1.9 ℵ to 1.99 ℵ	95%
1.8 ℵ to 1.89 ℵ	90%
1.7 ℵ to 1.79 ℵ	85%
1.6 ℵ to 1.69 ℵ	80%
1.5 ℵ to 1.59 ℵ	75%
1.4 ℵ to 1.49 ℵ	70%
1.3 ℵ to 1.39 ℵ	65%
1.2 ℵ to 1.29 ℵ	60%
1.1 ℵ to 1.19 ℵ	55%
ℵ to 1.09 ℵ	50%
0.9 ℵ to 0.99 ℵ	25%
< 0.9 ℵ	0%

ℵ = TSR (%) of the MSCI Asia-Pacific Telco Index for the period from 1 April 2008 to 31 March 2011

The performance shares were valued adopting a Monte-Carlo simulation methodology. The fair value of the General Award, based on such simulation as at 1 April 2008 (being the start of the performance period), was S$1.994 per share.

Performance Conditions

In respect of 452,880 shares (the "Senior Management Award"), vesting is subject to the rules of the SingTel Performance Share Plan and other terms and conditions, including the performance criteria set out below. The average Return on Invested Capital ("ROIC") target is 20.6% for the performance period 1 April 2008 to 31 March 2011 and the targeted increase in ROIC is 1.7% over the performance period ("Targeted Increase"). The targeted increase is measured against the ROIC for FY07/08 of 18.9%.

(a) The vesting of the performance shares under the Senior Management Award shall depend on the extent to which the Targeted Increase has been achieved, as follows:

(i) Where less than 75% of the Targeted Increase is achieved, no performance shares shall vest.

(ii) Where 75% or more but less than 100% of the Targeted Increase is achieved and subject to paragraph (b) below, the performance shares shall vest to the same extent in percentage terms as the percentage to which the Targeted Increase has been achieved. For example, where 90% of the Targeted Increase has been achieved, 90% of the performance shares shall vest.

(iii) Where the Targeted Increase is achieved or exceeded and subject to paragraph (b) below, 100% of the performance shares shall vest.

(b) The Senior Management Award will only vest if all or part of the General Award vests.

The performance shares were valued adopting a Monte-Carlo simulation methodology. The fair value of the Senior Management Award, based on such simulation as at 1 April 2008 (being the start of the performance period), was S$2.2144 per share.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	26-Jun-2008
Time	14:41:33
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director`s Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Section

JUL 17 2008

Washington, DC
106

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	26-Jun-2008
Time	10:07:33
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Form 405

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

ASIC registered agent number
lodging party or agent name
office, level, building name or PO Box no
street number & name
suburb/city   state/territory   postcode
telephone (   )
facsimile (   )
DX number   suburb/city
Ref

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC ☐

Australian Securities & Investments Commission

form **405**

Statement to verify financial statements of a foreign company

Corporations Act 2001
601CK(1), 100(1)(d)

Details of the foreign company

Corporation name SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN. 096 701 567
place of incorporation SINGAPORE
financial year ended (d/m/y) 31/03/2008
Annual General Meeting held (d/m/y) 27/07/2007

registered office in Australia
contact name (officer or employee)
(If applicable - At the office of) C/-
office   level 4   building name BUILDING C
street number & name 1 LYONPARK ROAD
suburb/city MACQUARIE PARK   state/territory NSW   postcode 2113
Does the company occupy these premises?   yes X   no ☐
If no, name of occupier
occupier's consent (Tick box to assent to statement required by paragraph 100(1)(d).)
☐ *The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.*

registered office in country of origin or - If no registered office - the principal place of business in country of origin
at the office of
office, floor, building name COMCENTRE
street number & name 31 EXETER ROAD
suburb/city SINGAPORE   state/territory   postcode 239732
country SINGAPORE

Details of local agent(s) (address must be within Australia)

name (family & given names or company name) If a company give ACN. also.
SINGAPORE TELECOM AUSTRALIA PTY LIMITED (ACN 002 864 897)
unit or office, floor, building name LEVEL 4, BUILDING C
street number & name 1 LYONPARK ROAD
suburb/city MACQUARIE PARK   state/territory NSW   postcode 2113

name (family & given names or company name) If a company give ACN. also.
unit or office, floor, building name
street number & name
suburb/city   state/territory   postcode

Details of directors

If the director is a person give their usual residential address.

name	(family & given names or corporation name) If a corporation give ACN or ARBN if applicable. HO, DOMINIC CHIU FAI
unit or office, floor, building name	
street number & name	28B BLOCK 4, PACIFIC VIEW, 38 TAI TAM ROAD
suburb/city	HONG KONG state/territory postcode
country (if not Australia)	HONG KONG
name	(family & given names or corporation name) If a corporation give ACN or ARBN if applicable. CHUA, SOCK KOONG
unit or office, floor, building name	
street number & name	15A OEI TIONG HAM PARK
suburb/city	SINGAPORE state/territory postcode 268302
country (if not Australia)	SINGAPORE

(If insufficient space) Further details are enclosed in the annexure marked A of 2 pages.

Annexures must conform to the requirements shown in the 'guide' to this form.

Annexures - financial statements

(tick boxes which apply)

- X balance sheet made up to the end of its last financial year annexure *
- X profit and loss statement for its last financial year annexure *
- X cash flow statement for last financial year annexure *
- X any other documents still required to be prepared

by the law of the company's place of origin, annexure marked B of 105 pages

* Included in Annexure marked B of 103 pages

Signature

I am
- ☐ a director of the foreign company
- X the secretary of the foreign company
- ☐ the duly appointed local agent of the foreign company
- ☐ a director or secretary of a company which has been duly appointed as local agent of the foreign company

I verify that the copies annexed to this form are true copies of the documents required to be lodged under Section 601CK(1) of the Corporations Act 2001.

print name	CHAN SU SHAN capacity COMPANY SECRETARY
print company name and ACN	(if company acting as agent)
sign here	[signature] date 26/06/2008

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

GUIDE

This guide does not form part of the prescribed form and is included by ASIC to assist you in completing and lodging form 405.

Signature

This form must be signed by a director, secretary or local agent or by a director or secretary for a company appointed as local agent.

Lodging period

At least once each calendar year and at intervals of not more than 15 months

Lodging Fee

$1000 if lodged within the prescribed lodging period.
Late fees will apply thereafter.

1 month	$65
More than 1 month	$270

A receipt will not be issued unless requested.
Generally, a form is not regarded as being lodged until it is received and accepted by ASIC as being in compliance with s1274(8) of the Corporations Act 2001.

Other forms to be completed

Financial statements as described on page 2 - balance sheet, profit & loss statement, cash flow statement.

Additional information

Refer Policy Statement 58 - Reporting requirements registered foreign companies.

Send to

Australian Securities and Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

or your nearest ASIC Business Centre

Annexures

To make any annexure conform to the regulations, you must

1. use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides
2. show the corporation name and ACN or ARBN
3. number the pages consecutively
4. print or type in BLOCK letters in dark blue or black ink so that the document is clearly legible when photocopied
5. identify the annexure with a mark such as A, B, C, etc
6. endorse the annexure with the words:
   This is annexure (mark) of (number) pages referred to in form (form number and title)
7. sign and date the annexure.

   The annexure must be signed by the same person(s) who signed the form.

Information in this guide is intended as a guide only. Please consult your accountant or solicitor for further advice.

THIS IS <u>ANNEXURE A</u> OF 2 PAGES REFERRED TO IN ASIC FORM 405 – STATEMENT TO VERIFY FINANCIAL STATAEMENTS OF A FOREIGN COMPANY

DIRECTORS OF SINGAPORE TELECOMMUNICATIONS LIMITED ARBN 096 701 567

name	(family & given names or corporation name) If a corporation give ACN or ARBN if applicable. MORSCHEL, JOHN POWELL
unit or office, floor, building	
street number & name	11 VALLEYVIEW CRESCENT
suburb/city	GREENWICH state/territo NSW postcode 2065
country (if not Australia)	

name	(family & given names or corporation name) If a corporation give ACN or ARBN if applicable. TAN, NG KUANG
unit or office, floor, building	
street number & name	9 QUEEN ASTRID PARK
suburb/city	SINGAPORE state/territo postcode 266799
country (if not Australia)	SINGAPORE

name	(family & given names or corporation name) If a corporation give ACN or ARBN if applicable. NALAMLIENG, CHUMPOL
unit or office, floor, building	
street number & name	975/1801 PLOENCHIT ROAD, LUMPINI PATHUMWAN
suburb/city	BANGKOK state/territo postcode 10330
country (if not Australia)	THAILAND

name	(family & given names or corporation name) If a corporation give ACN or ARBN if applicable. HENG, SWEE KEAT
unit or office, floor, building	
street number & name	175 ENG KONG GARDEN
suburb/city	SINGAPORE state/territo postcode 599273
country (if not Australia)	SINGAPORE

name	(family & given names or corporation name) If a corporation give ACN or ARBN if applicable. ISRAEL, SIMON
unit or office, floor, building	
street number & name	8A BERRIMA ROAD
suburb/city	SINGAPORE state/territo postcode 299927
country (if not Australia)	SINGAPORE

name	(family & given names or corporation name) If a corporation give ACN or ARBN if applicable. KOH, TOMMY
unit or office, floor, building	
street number & name	18 ANDERSON ROAD #12-02
suburb/city	SINGAPORE state/territo postcode 259977
country (if not Australia)	SINGAPORE

name	(family & given names or corporation name) If a corporation give ACN or ARBN if applicable. BRADLEY, GRAHAM JOHN
unit or office, floor, building	
street number & name	10 BURROWAY STREET
suburb/city	NEUTRAL BAY state/territo NSW postcode 2089
country (if not Australia)	

THIS IS ANNEXURE A OF 2 PAGES REFERRED TO IN ASIC FORM 405 – STATEMENT TO VERIFY FINANCIAL STATAEMENTS OF A FOREIGN COMPANY

DIRECTORS OF SINGAPORE TELECOMMUNICATIONS LIMITED ARBN 096 701 567

name	(family & given names or corporation name) If a corporation give ACN or ARBN if applicable. PAREKH, DEEPAK S		
unit or office, floor, building			
street number & name	9 DARBHANGA MANSION, 12 CARMICHAEL ROAD		
suburb/city	MUMBAI	state/territo	postcode 400 026
country (if not Australia)	INDIA		

name	(family & given names or corporation name) If a corporation give ACN or ARBN if applicable. NARGOLWALA, KAIKHUSHRU SHIAVAX		
unit or office, floor, building			
street number & name	67C TREGUNTER TOWER 3, 14 TREGUNTER PATH		
suburb/city	HONG KONG	state/territo	postcode
country (if not Australia)	HONG KONG		

Chan Su Shan (Ms)
Company Secretary
Date : 26 June 2008

ANNEXURE B

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096 701 567

FORM 405 – STATEMENT TO VERIFY FINANCIAL STATEMENTS OF A FOREIGN COMPANY

This is Annexure B of 103 pages referred to in ASIC Form 405 – Statement to Verify Financial Statements of a Foreign Company.

Chan Su Shan (Ms)
Company Secretary
Date : 26 June 2008

JUL 17 2008

Washington, DC
106

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	26-Jun-2008
Time	10:12:36
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Annual Report 2007/2008

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	26-Jun-2008
Time	10:13:12
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Summary Financial Report 2007/2008

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	26-Jun-2008
Time	10:14:15
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of AGM

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	26-Jun-2008
Time	10:16:19
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

EGM Circular

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	26-Jun-2008
Time	10:19:13
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGM/EGM Forms

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	23-Jun-2008 17:13:00
Announcement No.	00036

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Annual Report 2007/2008 on SingTel's Web site
Description	
Attachments	387-sgx.pdf Total size = **11K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNUAL REPORT 2007/2008 ON SINGTEL'S WEB SITE

Singapore Telecommunications Limited ("SingTel") wishes to announce that the Notice of Annual General Meeting dated 26 June 2008, Annual Report 2007/2008, Summary Financial Report 2007/2008, Circular to Shareholders and CUFS Holders dated 26 June 2008 and related documents will be available at SingTel's weblink at http://home.singtel.com/investor_relations/annual_reports/default.asp on 26 June 2008 at approximately 9:00 a.m.

BY ORDER OF THE BOARD

Chan Su Shan (Ms)
Company Secretary

Dated : 23 June 2008

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

ASX
AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	23-Jun-2008
Time	19:18:48
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Annual Report 2007/2008 on SingTel's Web site

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	02-Jun-2008 17:12:08
Announcement No.	00047

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 02-06-2008
2. Name of Director * — Chua Sock Koong
3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 02-06-2008
2. Name of Registered Holder — Chua Sock Koong
3. Circumstance(s) giving rise to the interest or change in interest — # Others

Please specify details

(1) In respect of the 336,999 shares comprised in the General Award granted to Chua Sock Koong in 2005 under the SingTel Performance Share Plan (PSP), 82.5% or 278,025 of such shares have vested and have been transferred to her.

In respect of the 251,449 shares comprised in the Senior Management Award granted to Chua Sock Koong in 2005 under the PSP, 100% or 251,449 of such shares have vested and cash was paid to Chua Sock Koong in lieu of the transfer of shares, in accordance with the Rules of the PSP.

(2) Transfer of ordinary shares in SingTel held by RBC Dexia Trust Services Singapore Limited to eligible employees of the SingTel

JUL 17 2008 SEC File No: 82-3622

Washington, DC
108

Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	02-Jun-2008 17:12:08
Announcement No.	00047

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	02-06-2008
2.	Name of Director *	Chua Sock Koong

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	02-06-2008
2.	Name of Registered Holder	Chua Sock Koong
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	(1) In respect of the 336,999 shares comprised in the General Award granted to Chua Sock Koong in 2005 under the SingTel Performance Share Plan (PSP), 82.5% or 278,025 of such shares have vested and have been transferred to her. In respect of the 251,449 shares comprised in the Senior Management Award granted to Chua Sock Koong in 2005 under the PSP, 100% or 251,449 of such shares have vested and cash was paid to Chua Sock Koong in lieu of the transfer of shares, in accordance with the Rules of the PSP. (2) Transfer of ordinary shares in SingTel held by RBC Dexia Trust Services Singapore Limited to eligible employees of the SingTel

("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 28,137 ordinary shares held by Lee Swee Kiat, spouse of Chua Sock Koong; and
(iii) an aggregate of up to 2,279,022 ordinary shares in SingTel awarded to Chua Sock Koong pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

* After the transfer of 12,287,885 ordinary shares in SingTel by Dexia to eligible employees pursuant to the vesting of shares under the SingTel Performance Share Plan.

Chua Sock Koong holds options to subscribe for 1,584,000 unissued ordinary shares in SingTel pursuant to the Singapore Telecom Share Option Scheme 1999.

Attachments:

Total size = **0**
(2048K size limit recommended)

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ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	02-Jun-2008
Time	19:22:05
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of a Director's Change in Interest

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Chua Sock Koong
Date of last notice	17 April 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	RBC Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible employees of the SingTel group under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 4,780,283 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust.
Date of change	2 June 2008

+ See chapter 19 for defined terms.

E :FORMS/ASX/APP3Y-CSK(2005vesting)

No. of securities held prior to change	1,706,800 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 17,068,168 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Class	Ordinary
Number acquired	Direct – 278,025 ordinary shares
Number disposed	Indirect – 12,287,885 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	1,984,825 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 4,780,283 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Direct – In respect of the 336,999 shares comprised in the General Award granted to Chua Sock Koong in 2005 under the SingTel Performance Share Plan (PSP), 82.5% or 278,025 of such shares have vested and have been transferred to her. In respect of the 251,449 shares comprised in the Senior Management Award granted to Chua Sock Koong in 2005 under the PSP, 100% or 251,449 of such shares have vested and cash was paid to Chua Sock Koong in lieu of the transfer of shares, in accordance with the Rules of the PSP. Indirect - Transfer of ordinary shares in SingTel held by Dexia to eligible employees of the SingTel group pursuant to the vesting of performance share awards granted to such employees in 2005 under the SingTel Performance Share Plan.

Part 2 – Change of director's interests in contracts

+ See chapter 19 for defined terms.

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note: Chua Sock Koong has been awarded up to 2,279,022 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

+ See chapter 19 for defined terms.

E :FORMS/ASX/APP3Y-CSK(2005vesting)

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	02-Jun-2008
Time	19:24:57
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	03-Jun-2008 18:33:51
Announcement No.	00082

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Monthly Report on quotation of CHESS Units of foreign securities relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as requested by ASX in accordance with its quotation arrangements.
Attachments:	App3B-310508-sgx.pdf Total size = **299K** (2048K size limit recommended)

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Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 30 April 2008 481,944,778 Net transfers* (6,085,000) At 31 May 2008 475,859,778 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 30 April 2008 481,944,778 Net transfers* (6,085,000) At 31 May 2008 475,859,778 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
475,859,778 (as at 31 May 2008)	CDIs issued over ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,445,279,223 (as at 31 May 2008)	Unquoted ordinary shares (including 8,613,550,910 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
		24,785,480 (as at 31 May 2008)	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 June 2008

Chan Su Shan
Company Secretary

Print name: ....

+ See chapter 19 for defined terms.

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 holders of ORD & DEF GROUPED as at 31 May 2008

Rank	Name	Units	% of Issued CDI's
1	NATIONAL NOMINEES LIMITED	123,519,448	25.96
2	J P MORGAN NOMINEES AUSTRALIA LIMITED	49,034,329	10.30
3	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	33,850,407	7.11
4	ANZ NOMINEES LIMITED <CASH INCOME A/C>	30,060,257	6.32
5	CITICORP NOMINEES PTY LIMITED	20,802,998	4.37
6	COGENT NOMINEES PTY LIMITED <SMP ACCOUNTS>	13,292,644	2.79
7	COGENT NOMINEES PTY LIMITED	13,173,208	2.77
8	AMP LIFE LIMITED	11,414,408	2.40
9	RBC DEXIA INVESTOR SERVICES AUSTRALIANOMINEES PTY LIMITED	10,641,058	2.24
10	CITICORP NOMINEES PTY LIMITED <CFS WSLE IMPUTATION FND A/C>	9,436,770	1.98
11	CITICORP NOMINEES PTY LIMITED <CFS IMPUTATION FUND A/C>	6,505,151	1.37
12	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 1 A/C>	5,600,000	1.18
13	AUSTRALIAN REWARD INVESTMENT ALLIANCE C/O J P MORGAN NOMINEES AUSTRALIA LIMITED	4,767,184	1.00
14	J P MORGAN NOMINEES AUSTRALIA LIMITED	4,672,944	0.98
15	CITICORP NOMINEES PTY LIMITED <CFS WSLE AUST SHARE FND A/C>	4,561,643	0.96
16	CITICORP NOMINEES PTY LIMITED <CFSIL CFS WS SMALL COMP A/C>	4,397,773	0.92
17	CITICORP NOMINEES PTY LTD <CWLTH BANK OFF SUPER A/C>	4,026,780	0.85
18	THE AUSTRALIAN NATIONAL UNIVERSITY	3,650,000	0.77
19	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	3,157,481	0.66
20	CITICORP NOMINEES PTY LIMITED <CFSIL CFS WS AUST SHRE A/C>	3,135,448	0.66
	Top 20 holders of ORD & DEF GROUPED as at 31 May 2008	**359,699,931**	**75.59**

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999
www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Jun-2008
Time	08:29:24
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Jun-2008
Time	08:29:31
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 securityholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	05-Jun-2008 17:07:49
Announcement No.	00033

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement on Notice of Books Closure/Record Date
Description	
Attachments:	386-sgx.pdf Total size = **18K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT ON NOTICE OF BOOKS CLOSURE/RECORD DATE

NOTICE OF BOOKS CLOSURE
(for Shares Quoted on the Singapore Exchange Securities Trading Limited)

NOTICE IS HEREBY GIVEN THAT the Transfer Book and Register of Members of the Company will be closed on 11 August 2008 for the preparation of dividend warrants. Duly completed registrable transfers of the ordinary shares in the capital of the Company ("Shares") received by the Company's Share Registrar, M & C Services Private Limited at 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906, up to 5.00 p.m. on 8 August 2008 will be registered to determine members' entitlements to the proposed final dividend.

Members whose Securities Accounts with The Central Depository (Pte) Limited are credited with Shares at 5.00 p.m. on 8 August 2008 will be entitled to the proposed final dividend. Payment of the final dividend, if approved by members at the 16th Annual General Meeting, will be made on 28 August 2008.

NOTICE OF RECORD DATE
(for Shares Quoted on ASX Limited issued in the form of CHESS Units of Foreign Securities)

NOTICE IS ALSO HEREBY GIVEN THAT the record date ("Record Date") to determine entitlements to the proposed final dividend is 8 August 2008. Holders of CHESS Units of Foreign Securities relating to ordinary shares ("Shares") in the Company ("CUFS") as at the Record Date will be entitled to receive the proposed final dividend. Payment of the final dividend, if approved by members at the 16th Annual General Meeting, will be made on 28 August 2008.

The rate of exchange applicable in determining the amount of currency of Australia that is to be paid to satisfy the obligation to pay such proposed final dividend in relation to the Shares which are listed on ASX Limited, including Shares traded in the form of CUFS, will be the average of the quoted rates, as selected by any Director, prevailing over the five market days immediately preceding the Record Date.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Dated : 5 June 2008

Notes:

A member (other than CHESS Depositary Nominees Pty Ltd) who wishes to have his SingTel Dividends credited directly into his bank account should contact The Central Depository (Pte) Limited at Tel: +65 6535 7511, if he has not already signed/returned his Direct Crediting Authorisation Form.

A CUFS holder who wishes to have his SingTel dividends credited directly into his bank account should contact the Company's Australian registry, Computershare Investor Services Pty Limited at Tel: 1800 501 501 or +61 3 9615 5970, if he has not already signed/returned his Request for Direct Crediting of Dividends Form ("Form"). The Form can be downloaded from www.computershare.com.

Lorinda Leung

From:	ASX.Company.Announcements.Office@asx.com.au
Sent:	Thursday, June 05, 2008 5:14 PM
To:	Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject:	Confirmation of Release - SGT - ASX Online e-Lodgement
Attachments:	605578.pdf

ASX confirms the release to the market of Doc ID: 605578 as follows:
Release Time: 05-Jun-2008 at 19:14:14
ASX Code: SGT
Announcement Title: Announcement on Notice of Books Closure/Record Date

END